January 20, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Jenkins:

Lincare Holdings Inc. (“Lincare” or the “Company”) is in receipt of your letter dated January 10, 2012, regarding the review by the staff of the Securities and Exchange Commission (“SEC”) of the Company’s response dated December 21, 2011.

The Company provides the following response to the item contained in the staff’s letter to Lincare:

Form 10-K for the Year Ended December 31, 2010

Summary of Significant Accounting Policies, page F-6

(l)	Goodwill, page F-9

1.	Your response to comment one indicates that you maintain a “decentralized” approach to management of your centers, that each center is managed by a center manager who is responsible and accountable for the operating and financial performance of the center and that the CODM regularly assesses the performance of each of the 1,100 operating centers to make decisions about capital allocation and strategic direction. It is still unclear based on your disclosure and response, why your individual operating centers are not considered operating segments as they appear to meet each characteristic in ASC 280-10-50-1. Please provide to us courtesy copies of your CODM reports for the year ended December 31, 2010 and nine months ending September 30, 2011 and an analysis of how you considered each of the criteria in ASC 280-10-50-1 in determining that each center is not considered an operating segment.

Company Response:

Lincare has determined that the Company has one operating segment. In reaching this conclusion, the Company evaluated the criteria as set forth in ASC 280-10-50-1, noting that criteria a.) and c.) are met, but that criteria b.) fails for the reasons discussed below.

Criteria b.) under ASC 280-10-50-1 states that, with respect to the operating segment, “Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.”

Decisions about resources to be allocated and assessment of performance are made by the CODM at a Company-level only, not at the level of the individual operating center. Lincare’s 1,100 operating centers, averaging seven to eight employees each, engage in the distribution and provision of health care equipment, supplies and services to customers in their homes. The centers are essentially sales and service satellites used by the Company to make direct sales calls to local physicians, hospitals and other referral sources, deliver certain of the Company’s products to customers and train them on the proper use of such products and to provide other customer support functions. The local center manager is responsible for the execution of these activities and related personnel decisions in the respective local market serviced by that center.

The CODM assesses the performance of each of the individual operating centers periodically only for purposes of evaluating whether the local center is executing the sales strategies of the Company and growing its customer counts accordingly. In our response letter dated December 21, 2011, we indicated that “Reporting mechanisms are in place allowing our President (Lincare’s chief operating decision maker, or “CODM”) to regularly assess the performance of each of the 1,100 operating centers and to make decisions about capital allocation and strategic direction.” To clarify that statement in our response, while individual operating center reports are available monthly, our CODM considers the operating center results on a summarized basis to establish strategic direction regarding new business initiatives, business acquisitions and capital equipment purchases on a Company-wide level rather than making such decisions on an operating center level. Additionally, financial budgeting and forecasting exists only at a Company level. The Company does not prepare budgets for each of its individual operating centers.

The management report reviewed by the CODM with respect to each local operating center is the Management Summary Report (“MSR”), which contains a limited set of operating metrics for each center, including revenues, certain direct expenses and customer and employee counts. The MSR is used to evaluate the performance of the local center manager and only contains revenues and expenses directly earned or incurred by that center. The center manager has no discretion with respect to the types of products and services that will be provided in that local market. Strategic direction is established by the CODM at a Company level with respect to what products and services will be provided by the Company. Third-party payor contracts with government and private commercial insurance plans are negotiated at a Company-level, with no discretionary authority by the center manager with respect to product pricing or which third-party payors the local center can accept on behalf of its customers nor on what terms. The results of the individual operating centers themselves are not relevant to the strategic decisions made by the CODM with respect to the Company’s product portfolio, infrastructure investment, capital budgeting and payor contracting activities, which are the key elements that drive the operating results of the Company. The results of the Company’s single operating segment drive the decisions made by the CODM with respect to strategy and capital spending.

In summary, Lincare operates a single operating segment for which the CODM makes decisions about resources to be allocated to the segment. Lincare’s individual operating centers are deemed to be components of its single operating segment.

Including the prospective change to our Form 10-K disclosures under “Segment Reporting” on page 35 described in our response letter to you dated December 21, 2011, we would also prospectively revise our disclosure on page 35 as follows (changes in italics and underlined):

Segment Information

We utilize the management approach for determining reportable segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments. Decisions about resources to be allocated and assessment of performance are made at a Company level. We also maintain a decentralized approach to management of our local business operations. Decentralization of managerial decision-making enables our operating centers to respond promptly and effectively to local market demands and opportunities. We provide home health care equipment and services through 1,090 operating centers in 48 states. We have determined that the Company has one operating segment. We view each operating center as a component of a single operating segment as each operating center generally provides the same products to customers and exhibits similar economic characteristics. As a result, all of our component operating centers are aggregated into one operating segment which is our reportable segment.

At the request of the SEC, the Company has provided, supplementally under separate cover, courtesy copies of the Company’s CODM reports for the year ended December 31, 2010 and nine months ended September 30, 2011 (Exhibit A). In addition to the reports that the CODM uses to regularly assess the performance of the Company’s single operating segment to make decisions about capital allocation and strategic direction, the Company has included the MSR reports for the first five of its operating centers for the periods requested (Exhibit B), which would be representative of the reports for each of the 1,100 operating centers.

Please contact Paul Gabos, Chief Financial Officer, if you have any questions or need further information regarding the Company’s response to the SEC’s comment letter.

Sincerely,

/s/ Paul G. Gabos
Paul G. Gabos Chief Financial Officer